Filed Pursuant to Rule 433
Registration No. 333-156979

Pricing Term Sheet

February 11, 2009

Chesapeake Energy Corporation

$425,000,000 aggregate principal amount of 9.50% Senior Notes due 2015

The following information supplements the Preliminary Prospectus Supplement, dated February 11, 2009, filed pursuant to Rule 424, Registration Statement No. 333-156979.

Title of securities:	9.50% Senior Notes due 2015

Aggregate principal amount offered:	$425,000,000 principal amount

The notes are being offered as additional debt securities under an indenture pursuant to which the issuer had previously issued $1.0 billion in aggregate principal amount of its 9.50% Senior Notes due 2015. The notes and the other notes issued on February 2, 2009 will be treated as a single class of debt securities under the indenture. After the consummation of this offering, $1.4 billion aggregate principal amount of the issuer’s 9.50% Senior Notes due 2015 will be outstanding.

Coupon:	9.50%

Principal amount per note:	$1,000

Price to public:	97.750% of principal amount, plus accrued interest from February 2, 2009 to the settlement date

Yield to maturity:	10.004%

Underwriters’ discount:	1.500%

Net proceeds to issuer, exclusive of accrued interest, after underwriters’ discount, but before other offering expenses:	$409,062,500

Estimated expenses of notes offering:	$250,000

Use of proceeds:	The issuer intends to use the net proceeds from this offering to repay indebtedness outstanding under its revolving bank credit facility, which the issuer anticipates reborrowing from time to time to fund its drilling and leasehold acquisition initiatives and for general corporate purposes.

Interest payment dates:	February 15 and August 15 of each year, commencing August 15, 2009

Record dates:	February 1 and August 1

Maturity:	February 15, 2015

Make-whole redemption:	At any time prior to the maturity date at Treasury Rate plus 50 basis points.

Ranking:	Senior unsecured

Certain pro forma debt information:	After giving effect to the offering and the application of the net proceeds therefrom and after giving effect to the other transactions described under “Capitalization” in the Preliminary Prospectus Supplement, the issuer would have had, on a pro forma basis as of September 30, 2008, approximately $14.1 billion in principal amount of senior indebtedness outstanding, $2.5 billion of which would have been secured.

Joint Book-Running Managers:	Banc of America Securities LLC and Deutsche Bank Securities Inc.

Trade date:	February 11, 2009

Settlement date:	February 17, 2009 (T+3)

CUSIP:	165167 CD7

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov <http://www.sec.gov>. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-294-1322 or you may e-mail a request to dg.prospectus_distribution@bofasecurities.com.

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